Exhibit 99.9

NEWS RELEASE - REGULATED INFORMATION
25 April 2022, 10:00 p.m. CET

MDxHealth Announces its Ordinary and Extraordinary

General Shareholders’ Meetings

IRVINE, CA, and HERSTAL, BELGIUM – 25 April 2022 – MDxHealth SA (Nasdaq and Euronext Brussels: MDXH) (“MDxHealth” or the “Company”), a commercial-stage precision diagnostics company, today invites the holders of securities issued by the Company to its ordinary and extraordinary general shareholders’ meetings that will be held on Wednesday, 25 May 2022 at 10:00 a.m., Belgian time.

The items on the agenda of the ordinary and extraordinary general shareholders’ meetings include the proposed approval of a number of resolutions relating to the financial year ended on 31 December 2021, as well as the issuance of a new share option plan called the “2022 Share Option Plan”.

In light of the COVID-19 pandemic and the measures possibly imposed by the Belgian government to deal with this pandemic, wich may (still) be in effect on Wednesday 25 May 2022 (i.e., the scheduled date of the shareholders’ meetings of the Company), the board of directors recommends holders of securities issued by the Company that wish to participate to the general shareholders’ meetings make use, as much as practically possible, of the right to vote through voting by mail or by means of a written proxy to the chair of the board of directors.

In order to participate to the ordinary and extraordinary general shareholders’ meetings of the Company, the holders of securities issued by the Company must comply with Article 7:134, §2, first indent of the Belgian Companies and Associations Code and the articles of association of the Company, and fulfill the formalities described in the convening notice. The convening notice, forms and other documents relating to the ordinary and extraordinary general shareholders’ meetings can be consulted on the Company’s website.

The Company recommends holders of its securities to use e-mail for all communication with the Company regarding the general shareholders’ meetings. The Company’s email address for such communication is: agsm@mdxhealth.com.

About MDxHealth®

MDxHealth is a commercial-stage precision diagnostics company that provides actionable molecular diagnostic information to personalize the diagnosis and treatment of cancer. The Company’s tests are based on proprietary genetic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis of urologic cancers and prognosis of recurrence risk. The Company’s European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands, and U.S. headquarters and laboratory operations based in Irvine, California. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

MDxHealth

info@mdxhealth.com

Important information

The MDxHealth logo, MDxHealth, ConfirmMDx and SelectMDx are trademarks or registered trademarks of MDxHealth SA (“MDxHealth”). All other trademarks and service marks are the property of their respective owners.